                                                                               EXHIBIT 12
Alaska Air Group, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
                                             1997      1996     1995      1994      1993
Earnings:
Income (loss) before income tax
  expense and accounting change         $123,600   $64,349   $33,983   $40,961  ($45,812)

Less: Capitalized interest                (5,300)   (1,031)     (208)     (353)     (446)
Add:
Interest on indebtedness                  33,600    38,394    51,479    46,960    37,624
Amortization of debt expense                 685     1,224     1,100     1,368       690
Portion of rent under long-term
  operating leases representative
  of an interest factor                   72,900    71,562    67,295    65,618    60,136

Earnings Available for Fixed Charges    $225,485  $174,498  $153,649  $154,554   $52,192

Fixed Charges:
Interest                                  33,600    38,394    51,479    46,960    37,624
Amortization of debt expense                 685     1,224     1,100     1,368       690
Portion of rent under long-term
  operating leases representative
  of an interest factor                   72,900    71,562    67,295    65,618    60,136

Total Fixed Charges                     $107,185  $111,180  $119,874  $113,946   $98,450

Ratio of Earnings to Fixed Charges          2.10      1.57      1.28      1.36      0.53

Coverage deficiency                            -         -         -         -   $46,258
